VIVENDI UNIVERSAL
Request for Written Approval by Owners of American Depositary Receipts (ADRs)
to Amend the Deposit Agreement
   Important: In order to approve the Amendments described below, we must receive from you the enclosed approval form no later than 5:00 p.m. (Eastern Standard Time) on March 6, 2006.
   If you have any questions regarding these materials please contact Georgeson Shareholder at (212) 440-9800 or toll free in the U.S. at (888) 877-5460.
January 27, 2006
Dear ADR Holder,
      Vivendi Universal has announced that it is considering the termination of its American Depositary Receipt (ADR) program and the delisting of its American Depositary Shares (ADSs) from the New York Stock Exchange (NYSE).
      The rationale for delisting, terminating the ADR program and eventual deregistration is primarily based on the following:

•	ADS trading volume has declined since 2001 and accounts for less than 5% of the total shares traded in both 2004 and 2005;

•	The majority of shares held by US domiciled investors are ordinary shares acquired through Eurolist-Euronext Paris, and during the last two years, the percentage of ordinary shares held by US investors has increased significantly;

•	Vivendi Universal is continuously seeking to optimize its financial costs.
      Notwithstanding the delisting, Vivendi Universal’s registration under the US Securities Exchange Act of 1934 (the Exchange Act) is expected to remain in effect for the time being, and the company will continue to comply with its obligations.
      Vivendi Universal intends to maintain and develop its business operations in the US, but wishes to reduce financial costs and will therefore seek, when possible, to terminate its Exchange Act registration. Vivendi Universal considers that US investors are an important part of its investor base and will maintain its relationship with US investors. As such, the company will continue to provide a high standard of corporate governance, information and disclosure for all investors.
      In order to terminate the ADR facility and delist from the NYSE under the timetable contemplated, we are writing to request your written approval to certain amendments described below (the Amendments) to the Deposit Agreement, amended and restated as of December 8, 2000, among Vivendi Universal, The Bank of New York, as Depositary, and the Owners and Beneficial Owners of ADRs (the Deposit Agreement).

Recommendation
      The Supervisory and Management Boards of Vivendi Universal unanimously recommend approval of the Amendments and believe it would be in the best interest of Vivendi Universal’s shareholders to take the necessary steps to terminate the listing of ADSs on the NYSE.
Action is Required — Your Timely Response is Important
      In order to make the Amendments, we must receive the affirmative approval by owners of a majority of outstanding ADSs. As a result, you must take action in order to provide your approval.
      Failure to respond is equivalent to withholding your approval or voting AGAINST the Amendments.
How Do I Give Approval?
      Please sign the enclosed approval form and return it as soon as possible. The approval form must be received by 5:00 p.m. (Eastern Standard Time) on March 6, 2006.
      If you hold your ADSs through a financial intermediary, such as a bank or broker, you may receive additional instructions to provide approval via telephone or internet so that your bank, broker or financial institution can give approval on your behalf. You should follow those instructions to give your approval.
      If you hold physical ADR certificates, you should have received enclosed an approval form and a postage-paid envelope. Sign and return the approval form as soon as possible so that it is received by The Bank of New York by 5:00 p.m. (Eastern Standard Time) on March 6, 2006.
The Amendments
      We are requesting your approval to amend the Deposit Agreement to:

•	eliminate our obligation to list our ordinary shares on the New York Stock Exchange or the Nasdaq National Market upon termination of the Deposit Agreement;

•	reduce the required notice of termination from 90 days to 60 days; and

•	reduce the subsequent exchange period (the period following termination during which holders may surrender ADSs in exchange for underlying ordinary shares) from one year to 10 days.
      Under the Deposit Agreement, in order to make the Amendments, the Amendments must be affirmatively approved in writing by the Owners (as defined in the Deposit Agreement) holding ADRs evidencing at least a majority of the ADSs as of the record date established of January 24, 2006 (Majority Approval).

      We are requesting written approval of the following Amendments:

Current Provision	Proposed Amendment
Replace the following first paragraph of Section 6.02:	With the following new first paragraph of Section 6.02:
The Depositary shall, at any time at the direction of the Company, terminate this Deposit Agreement by mailing notice of such termination to the Owners of all Receipts then outstanding at least 90 days prior to the date fixed in such notice for such termination; provided, however, that the Company agrees with all then Owners that it will not terminate the Deposit Agreement unless it has caused the Shares or other Deposited Securities (all of which will be distributed to Owners upon surrender of their Receipts pursuant to this Section 6.02) to be listed on the New York Stock Exchange or the Nasdaq National Market.	The Depositary shall, at any time at the direction of the Company, terminate this Deposit Agreement by mailing notice of such termination to the Owners of all Receipts then outstanding at least 60 days prior to the date fixed in such notice for such termination.

Make a corresponding change to Article 21 of the form of American Depositary Receipt contained in Exhibit A to the Deposit Agreement.
In the following sentence contained in the third paragraph of Section 6.02:	Strike the reference to “one year” and replace it with “ten days”.
At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, unsegregated and without liability for interest, for the pro rata benefit of the Owners of Receipts which have not theretofore been surrendered, such Owners thereupon becoming general creditors of the Depositary with respect to such net proceeds.	Make a corresponding change to Article 21 of the form of American Depositary Receipt contained in Exhibit A to the Deposit Agreement.
Expected Timetable
      If Majority Approval is given to make the Amendments, we intend to proceed with the termination of the Deposit Agreement and the delisting on the timetable set forth below, which is subject to change.

March 6, 2006	Deadline for Written Approval for Amendments
March 7, 2006	Upon instruction of Vivendi Universal, The Bank of New York to provide Notice that Deposit Agreement will be terminated on May 8, 2006
March 23, 2006	Last day that The Bank of New York will issue new ADRs
Holders may continue to surrender ADRs for underlying Vivendi Universal ordinary shares
Holders may continue to sell ADSs over the NYSE
May 8, 2006	Deposit Agreement is terminated as of 5:00 p.m. New York time

May 9, 2006	Trading of ADSs on NYSE suspended
Holders may no longer sell ADSs over the NYSE
May 19, 2006	Expiration of Exchange Period — Last day for holders of ADRs to surrender ADRs for underlying ordinary shares
Where Can I Get Further Information?
Please refer to the enclosed Questions and Answers.
If you require further information you may contact the Information Agent:

Georgeson Shareholder
17 State Street, 10th Floor
New York, NY 10004
(212) 440-9800 or
(888) 877-5460 (toll free in the U.S.)
Very truly yours,
Vivendi Universal
encl.: Questions and Answers

Questions and Answers
1.     Why should I give my approval?

•	The delisting is the necessary first step toward any termination of the company’s Exchange Act registration. If deregistration is achieved, it will result in cost savings to the benefit of the company and its shareholders.
2.     How do I give my approval?

•	Please sign the enclosed approval form and return it as soon as possible. The approval form must be received by 5:00 p.m. (Eastern Standard Time) on March 6, 2006.

•	If you hold your ADSs through a financial intermediary, such as a bank or broker, you may receive additional instructions to provide approval via telephone or internet so that your bank, broker or financial institution can give approval on your behalf. You should follow those instructions to give your approval.

•	If you hold physical ADR certificates, you should have received enclosed an approval form and a postage-paid envelope. Sign and return the approval form as soon as possible so that it is received by The Bank of New York by 5:00 p.m. (Eastern Standard Time) on March 6, 2006.
3.     How will I know if the Amendments have been approved?

•	Vivendi Universal will issue a Press Release on March 7, 2006 announcing the results of the Written Approval request. Additionally, we will instruct The Bank of New York, as Depositary, to forward you a notice of termination of the Deposit Agreement.
4.     What will happen to my ADSs if the Amendments are approved?

•	If the amendments are approved, we will instruct The Bank of New York to provide notice of termination of the Deposit Agreement. Prior to the termination date (currently expected to be May 8, 2006), you may:

•	surrender your ADRs to The Bank of New York and receive the underlying ordinary shares; or

•	sell your ADSs over the NYSE.

•	After the termination date:

•	trading of the ADSs on the NYSE will be suspended and you may no longer sell ADSs over the NYSE; and

•	you will have a further 10 days (the Exchange Period) to surrender your ADRs to The Bank of New York and receive the underlying ordinary shares.

•	If following the Exchange Period, you still hold ADSs, then the The Bank of New York will sell the underlying ordinary shares, and any net proceeds from those sales will be held on your behalf as set forth in the Deposit Agreement. A fee of $0.05 per ADS, the expense of the sale and any applicable governmental charges and taxes will be deducted from the proceeds. Upon completion of the sale of ordinary shares, you will receive a Letter of Transmittal from The Bank of New York requesting you to present your ADRs to receive the cash proceeds of sale.
5.     If I want to surrender my ADRs and receive ordinary shares, how can I do this?

•	If you hold your ADRs directly, you will need to send them to The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, NY 10286. Registered or overnight mail is the suggested method of delivering ADRs to the Depositary. You will also need to provide the Depositary with delivery instructions for the ordinary shares. As physical certificates are not available for the ordinary shares, you must provide account details for a bank or broker in France.

•	If your ADRs are held through a bank, broker or other financial intermediary you will need to contact them.

 6.     How can I sell my ADSs on the NYSE if you are going to delist?

•	We expect a market for the ADSs will continue up until the close of the trading of our ADSs on the NYSE on May 8, 2006 when the Deposit Agreement is terminated.
 7.     What costs will I incur if I surrender my ADRs to receive ordinary shares?

•	If you surrender your ADRs for the purpose of receiving the underlying shares by May 19, 2006, you must pay the fee of the depositary as provided in Section 2.05 of the Deposit Agreement of $.05 per ADS surrendered, a cable fee of $12.50 and any applicable taxes or governmental charges. Payment should be made to The Bank of New York.
 8.     Will I be required to pay tax if I surrender my ADRs to receive ordinary shares?

•	As a general matter, you should not recognize any gain or loss for US Federal Income Tax purposes upon the exchange of ADRs for ordinary shares. A US holders’ tax basis and holding periods in the ordinary shares should be the same as such holder’s tax basis and holding periods in the ADRs. You should contact your own tax adviser regarding the tax consequences to you of exchanging your ADRs for ordinary shares in light of your particular circumstances.
 9.     If I surrender my ADRs for ordinary shares how will I be paid dividends on an ongoing basis?

•	As a US resident you may hold your Vivendi Universal ordinary shares either directly in an account opened in your name, in which case you will need to have a French custodian account, or through a nominee (a financial intermediary), which will hold your Vivendi Universal ordinary shares on your behalf through a French custodian account.

•	All investors that hold the underlying ordinary shares will receive future dividends in Euros through their French custodian account, broker or other financial intermediary.

•	If you hold your ADRs on the US record date for dividend payments, The Bank of New York has agreed to convert the dividend into US dollars and distribute the net US dollar amount in the usual manner.